SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

QEP Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74733V100
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2013
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74733V100	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,542,948 (including 1,984,700 Shares underlying options)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,542,948 (including 1,984,700 Shares underlying options)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,542,948 (including 1,984,700 Shares underlying options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 74733V100	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2013 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the shares ("Shares") of common stock, par value $0.01 per share, of QEP Resources, Inc., a Delaware corporation (the "Issuer").

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 13,542,948 (including 1,984,700 Shares underlying options) Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $347.8 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 13, 2013, the Reporting Person sent a letter to the Issuer, attached hereto as Exhibit C and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 179,281,102 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 5, 2013.

At the close of business on November 12, 2013, the Reporting Person may be deemed to beneficially own 13,542,948 (including 1,984,700 Shares underlying options) Shares, constituting approximately 7.6% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 13,542,948 (including 1,984,700 Shares underlying options) Shares, which powers are exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person since the Original Schedule 13D is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in open market purchases through various brokerage entities.

CUSIP No. 74733V100	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person beneficially owns 19,847 call options with a strike price of $24.00 which expire on November 22, 2013, for a total of 1,984,700 Shares.

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares Since the Original Schedule 13D.
Exhibit C:	Letter dated November 13, 2013 sent by the Reporting Person to the Issuer.

CUSIP No. 74733V100	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2013

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel